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                              May 2, 2022

       Virginia C. Herring
       Chief Executive Officer
       1st Franklin Financial Corporation
       135 East Tugalo Street
       Toccoa, GA 30577

                                                        Re: 1st Franklin
Financial Corporation
                                                            Post-Effective
Amendment No. 3 to
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2022
                                                            File No. 333-237643

       Dear Ms. Herring:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment No. 3 to Registration Statement on Form S-1

       General

   1. We note that you intend to change the interest rates from time to time. The interest rates are material terms of
notes thus changes appear to represent the offer and sale of a new security given the new
investment decision that will be made in connection with each interest rate change.
Accordingly, it appears that you will be conducting an
                                                        exchange in which notes
with the new interest rate will be exchanged for the notes with the old interest rate.
Please tell us how you intend to conduct each exchange in
                                                        compliance with Section
5 of the Securities Act.
   2. You state that "[a] holder of Senior Demand Notes will not be expressly notified of
 Virginia C. Herring
1st Franklin Financial Corporation
May 2, 2022
Page 2
         changes in any applicable interest rate; then-current interest rates will be available by calling or visiting [y]our executive offices, and on [y]our website" and that you will file a notice of any interest rate change in a prospectus supplement "as appropriate." It is not clear that filing a prospectus supplement will appropriately update the registration statement and prospectus for purposes of the federal securities laws. Specifically, how this complies with Rule 409 under the Securities Act or establishes a new effective date for the registration statement for liability purposes. In this regard, we note that you are not eligible to rely on Rule 430B or Rule 430C. Please provide your detailed legal analysis explaining how filing a prospectus supplement satisfies the federal securities laws, including why you are not required to file a post-effective amendment in connection with each interest rate change.
3. Please tell us how you intend to comply with the Trust Indenture Act of 1939 with respect to each interest rate change. Explain whether you intend to enter into new indentures in connection with each interest rate change that would require qualification under the Trust
         Indenture Act. If not, explain how interest rate changes will be implemented under the qualified indenture and how you will communicate these changes to note holders.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting
Legal Branch Chief, at 202-551-3217 with any questions.



FirstName LastNameVirginia C. Herring                          Sincerely,
Comapany Name1st Franklin Financial Corporation
                                                               Division of
Corporation Finance
May 2, 2022 Page 2                                             Office of
Finance
FirstName LastName